U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 30 November 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by associates of a director of a Major Subsidiary of Sasol
Limited and a director of a major subsidiary of Sasol Limited during November 2007

1. 13 November
2. 16 November

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY ASSOCIATES OF A DIRECTOR OF A MAJOR
SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities of Sasol by associates of a director of a major subsidiary of the Company:
1.      Name
P B de Wet
Position
Director of Sasol Synfuels
(Pty) Limited
Date of transaction 9 November 2007
Expiry date 9 November 2009
Class of security Sasol Limited ordinary shares
Nature of transaction Zero cost collar
Number of shares 4 000
Nature of interest Indirect beneficial
Put strike price R303,30
Call strike price R443,55
Clearance in terms of paragraph 3.66
obtained
Yes
2.      Name
P B de Wet
Position Director of Sasol Synfuels
(Pty) Limited
Date of transaction 9 November 2007
Expiry date 9 November 2009
Class of security Sasol Limited ordinary shares
Nature of transaction Zero cost collar
Number of shares 4 000
Nature of interest Indirect beneficial
Put strike price R269,60
Call strike price R471,32
Clearance in terms of paragraph 3.66
obtained
Yes
13 November 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol Limited ("the Company") by a director of a major subsidiary of the Company:
Name J H Fourie
Office held Director of Sasol
Synfuels (Pty) Limited
Company                                                                                     Sasol
Limited
Date transaction effected 16 November 2007
Number of shares 5 100
Selling price per share R340
Total value R1 734 000
Class of shares Ordinary no par value
Nature of transaction Sale of shares
Nature and extent of Director’s interest Direct beneficial
Clearance given in terms of paragraph 3.66 Yes

16 November 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2007
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary